FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 8, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated October 8, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: October 8, 2003

Exhibit 1.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")

P.O. Box 10147

#1460-701 West Georgia Street

Vancouver, BC  V7Y 1C6

2.  Date of Material Change:

October 8, 2003

3.  News Release:

  News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4.

Summary of Material Change:

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce that further to the Company’s News Release dated September 19, 2003, Las Vegas has closed the first tranche of the Non-Brokered Private Placement Financing.  The Placees include Lucky 1 Enterprises Inc., a related company, and three individuals.  The Company has issued 4,060,000 common shares in the capital of the Company at the price of $0.14 per common share for total proceeds of $568,400.  The Private Placement Financing shares which have been issued are subject to a hold period expiring on February 3, 2004.

The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amounts shall be used as general working capital.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 8th day of October, 2003.

LAS VEGAS FROM HOME.COM

   ENTERTAINMENT INC.

"Bedo H. Kalpakian"

_______________________

Chairman

c.c.:

TSX Venture Exchange

Attention:  Listings

Alberta Securities Commission

Attention:  Continuous Disclosure

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

U.S. Securities & Exchange Commission

SCHEDULE “A”

 NEWS RELEASE

October 8, 2003.                                                                                                                                 Symbols: LVH.TSX Venture Exchange

LVFHF.OTC BulletinBoard

LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce that further to the Company’s News Release dated September 19, 2003, Las Vegas has closed the first tranche of the Non-Brokered Private Placement Financing.  The Placees include Lucky 1 Enterprises Inc., a related company, and three individuals.  The Company has issued 4,060,000 common shares in the capital of the Company at the price of $0.14 per common share for total proceeds of $568,400.  The Private Placement Financing shares which have been issued are subject to a hold period expiring on February 3, 2004.

The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amounts shall be used as general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Bedo H. Kalpakian”

_____________________________

Bedo H. Kalpakian,

Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.